ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 12, 2013

George G. Baxter

(617) 951-7748

george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 158; Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 50

Dear Ms. Miller:

I am writing on behalf of Allianz Funds (“AF”) and Allianz Funds Multi-Strategy Trust (“MST,” and, together with AF, the “Registrants”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on AF’s Post-Effective Amendment No. 158 (the “AF 485(a) Amendment”) to AF’s Registration Statement on Form N-1A and MST’s Post-Effective Amendment No. 50 (the “MST 485(a) Amendment,” and, together with the AF 485(a) Amendment, the
 “485(a) Amendments”) to MST’s Registration Statement on Form N-1A. Each 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 17, 2013, in connection with the registration of Class A, Class C, Class D, Class P and Institutional Class shares of a new series of the applicable Registrant; the AllianzGI Small-Cap Blend Fund (the “Small-Cap Blend Fund”) in the case of AF, and the AllianzGI Global Fundamental Strategy Fund (the “Fundamental Strategy Fund”) in the case of MST (and together with the Small-Cap Blend Fund, the “Funds”).

We received your oral comments regarding the 485(a) Amendments via telephone on June 5, 2013 as supplemented by telephone calls from you on June 6, 2013 and July 1, 2013. Summaries of your comments and the Registrants’ responses are set forth below. These responses have been reflected, to the extent applicable, in AF’s Post-Effective Amendment No. 162 (the “AF 485(b) Amendment”) to AF’s Registration Statement and in MST’s Post-Effective Amendment No. 51 (the “MST 485(b) Amendment” and, together with the AF 485(b) Amendment, the “485(b) Amendments”) to MST’s Registration Statement. The 485(b) Amendments were filed on June 28, 2013, pursuant to Rule 485(b) under the Securities Act.

Prospectuses

AllianzGI Small-Cap Blend Fund and AllianzGI Global Fundamental Strategy Fund

1.	Comment: Please revise the headings in the “Estimated Other Expenses” columns in the Annual Fund Operating Expenses tables in the Fund Summaries so that they instead read “Other Expenses.”

Response: The requested change has been made.

2.	Comment: Please confirm that the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends [and other Distributions] (as a percentage of )” column of each Fund’s Shareholder Fees table is either included or omitted, as appropriate, pursuant to Item 3 of Form N-1A, if applicable.

Response: The Registrants confirm that there are no such charges and therefore that the column has been omitted.

3.	Comment: Please revise and/or reformat the section of the Funds’ Fund Summary entitled “Principal Risks” to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The Registrants note that the current style and format of the “Principal Risks” section for both the AF and MST prospectuses are identical to those currently used for all other series of the Registrants and reflect previous comments by the Staff (including in connection with the 2009 revisions to Form N-1A) that were incorporated into AF and MST’s Fund Summaries. While the Registrants believe the current disclosure under “Principal Risks” provides investors with relevant information presented in a manner that complies with Form N-1A’s requirements, in response to the Staff’s comment, the Registrants will consider updating the form and style of this section in connection with future filings by AF and MST, including the annual update to AF’s registration statement, which AF intends to complete by the end of August 2013.

4.	Comment: The Staff notes that the section titled “Principal Investment Strategies” for each Fund states that: “In response to unfavorable market and other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in cash and cash equivalents. The Fund may be less likely to achieve its investment objective when it does so.” Please revise this disclosure to ensure compliance with Item 9(b) of Form N-1A.

Response: The requested change has been made. The disclosure in the Prospectuses’ “Principal Investments and Strategies” sections has been revised as follows to closely track the language of Instruction 6 to Item 9(b) of Form N-1A (new language denoted by underlining and deletions by ~~strikethrough~~):

“In response to ~~unfavorable~~ adverse market, economic, political ~~and~~ or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in cash and cash equivalents.”

5.	Comment: Please revise the sentence in the sub-section titled “Tax Information” within both Funds’ Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Registrants respectfully submit that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from the Fund, the Registrants believe this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Registrants within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Registrants recognize that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

6.	Comment: Please revise the section titled “AGI U.S.” within the “Management of the Fund” heading to clarify who is the lead manager of the Funds and any distinct roles played by individuals involved in portfolio management.

Response: With respect to Small-Cap Blend Fund, Kunal Ghosh has been identified as the lead portfolio manager in the section of the Prospectus titled “AGI U.S.” within the “Management of the Fund” heading. Additionally, in the section of the Fund’s Fund Summary entitled “Management of the Fund,” Mr. Ghosh is identified as the lead portfolio manager and it is noted that Mr. Ghosh “has managed the U.S. Systematic Small Cap and Small Cap Managed Volatility sleeves of the Fund, been responsible for rebalancing the Fund’s different small cap sleeves and been responsible for the Fund’s investments in cash and cash equivalents since its inception in 2013.” With respect to Fundamental Strategy Fund, Andreas E. F. Utermann has been identified as the lead portfolio manager in the section of the Prospectus titled “AGI U.S.” within the “Management of the Fund” heading. Additionally, in the section of the Fund’s Fund Summary entitled “Management of the Fund,” Mr. Utermann is identified as the lead portfolio manager. With respect to both Funds, all individuals named as portfolio managers are identified with their titles, descriptions of their recent professional experience, and roles with respect to management of the applicable Fund.

7.	Comment: Please revise the first paragraph in the sub-section titled “Acceptance and Timing of Purchase Orders, Redemption Orders and Share Price Calculations” within the “How to Buy and Sell Shares” section to (i) clarify that the Funds’ policies comply with Rule 22c-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and (ii) clarify which other financial intermediaries, if any, are authorized by the Funds to receive and process orders in such a way as are certain retirement plans.

Response: The disclosure has been revised to clarify how the Fund’s policies comply with Rule 22c-1 and to clarify which financial intermediaries are authorized by the Fund to receive and process orders as described in the current disclosure. The disclosure under the “Acceptance and Timing of Purchase Orders, Redemption Orders and Share Price Calculations” within the “How to Buy and Sell Shares” section of the Prospectuses has been revised as follows (new language denoted by underlining and deletions by ~~strikethrough~~):

“A purchase order received by the Trust or its designee prior to the close of regular trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern time), on a day the Trust is open for business, together with payment made in one of the ways described below, will be effected at that day’s NAV. An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain ~~retirement plans and other~~ financial intermediaries (such as retirement plans and their service providers, clearing agents, and brokerage firms trading with the Trust on an omnibus basis) on a business day prior to the close of regular trading on the NYSE will be effected at the NAV determined on such business day, provided that such order is ~~and~~ communicated to the Trust or its designee prior to such time as agreed upon by the Trust and such intermediary after the close of regular trading on the NYSE on such business day or on the following business day ~~will be effected at the NAV determined on the prior business day~~.”

8.	Comment: If the prospectus states that the Fund’s investment objectives may be changed without shareholder approval, please describe what communications and notifications would be given to shareholders regarding a change to the Fund’s investment objectives, pursuant to Item 9(a) of Form N-1A.

Response: As stated in the section titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” in each Fund’s prospectus: “The investment objective of [the Fund] is not fundamental and may be changed by the Board of Trustees without shareholder approval.” The Registrants do not assume any specific additional obligations with respect to communications or notifications to shareholders following such a change.

In practice the Registrants have typically supplemented their registration statements in advance of the effectiveness of investment objective changes to other funds that are series of the Registrants.

AllianzGI Small-Cap Blend Fund

9.	Comment: Please clarify what is meant by “sleeves” as used under the “Principal Investment Strategies” section.

Response: The requested change has been made. The Registrant has revised the disclosure in the Fund’s “Principal Investments and Strategies” section to use the term “sleeves” in quotation marks and to describe the sleeves as separate, distinct sub-accounts within the Small-Cap Blend Fund’s portfolio.

10.	Comment: Please describe how derivatives are included or counted for purposes of the Small-Cap Blend Fund’s 80% test pursuant to Rule 35d-1 under the Investment Company Act, and describe how the derivatives will be valued.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), the Small-Cap Blend Fund may account for a derivative position by reference to its market value or notional value. The Small-Cap Blend Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Small-Cap Blend Fund’s exposure to investments that are consistent with its 35d-1 Policy. For example, where a derivative instrument is combined with a fixed-income security to create synthetic exposure to a third asset, or where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset, the Small-Cap Blend Fund may use notional value in order to capture the Small-Cap Blend Fund’s synthetic exposure for purposes of its 35d-1 Policy.

In order to provide further clarity, the disclosure at the end of the disclosure in the Prospectus under the section titled “Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” has been revised as follows (new language denoted by underlining):

“Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.”

11.	Comment: Please consider whether it is appropriate to add “Micro-Cap Risk” to the list of the Small-Cap Blend Fund’s principal risks.

Response: AF respectfully submits that the current “Smaller Company Risk” disclosure included as a principal risk of the Small-Cap Blend Fund encompasses micro-cap risks to a sufficient extent for the Fund. The Smaller Company Risk disclosure states: “The general risks associated with investing in equity securities and liquidity risk are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Companies with medium-sized market capitalizations also have substantial exposure to these risks.” Because micro-cap companies are a sub-set of the “smaller company” group that is described as a principal risk of the Small-Cap Blend Fund, AF believes that adding “Micro-Cap Risk” is unnecessary.

AllianzGI Global Fundamental Strategy Fund

12.	Comment: Please include disclosure in the Fundamental Strategy Fund’s Prospectus regarding the maturity policy of high yield securities.

Response: The requested change has been made. The disclosure in the Fundamental Strategy Fund’s “Principal Investments Strategies” section has been revised has follows (new language denoted by underlining):

“It is expected that the Fund’s debt and convertible securities may include significant exposure to securities rated below investment grade (sometimes referred to as “high yield securities” or “junk bonds”). The Fund invests across the entire range of maturities of high yield securities.”

13.	Comment: The Staff notes that “REIT and Real Estate-Related Investment Risk” and “Smaller Company Risk” are included as principal risks of the Fundamental Strategy Fund. If such investments represent a principal investment strategy of the Fundamental Strategy Fund, please add specific disclosure in the section titled “Principal Investment Strategies” for the Fundamental Strategy Fund. If such investments do not represent a principal investment strategy, please remove them as principal risks.

Response: With respect to REIT and Real Estate-Related Investment Risk, the requested change has been made. With respect to Smaller Company Risk, MST respectfully submits that the current disclosure, which states that “The Fund may invest in issuers of any capitalization and may participate in initial public offerings (“IPOs”),” is sufficient to warrant inclusion of Smaller Company Risk as a principal risk of the Fundamental Strategy Fund.

14.	Comment: If the Fundamental Strategy Fund intends to use a subsidiary incorporated in the Cayman Islands to make investments in acquired funds and/or derivatives, please include disclosures that the Fundamental Strategy Fund will comply with the Investment Company Act provisions at an aggregate basis with regard to Controlled Foreign Company rules under the Investment Company Act.

Response: The Fundamental Strategy Fund does not intend to use a subsidiary incorporated in the Cayman Islands. If such a subsidiary is employed in the future, MST will incorporate appropriate corresponding disclosure into later filings with the Commission.

15.

Comment: Please revise the sentence in the section titled “Principal Investment Strategies” to reflect that the amount that the Fundamental Strategy Fund may invest in unaffiliated hedge funds, funds of hedge funds and acquired funds that are Undertakings for Collective Investment in Transferable Securities (“UCITS”) will be no more than 10% of the

Fundamental Strategy Fund’s “net assets” (replacing “total assets”). Furthermore, please confirm that the Fundamental Strategy Fund will treat as illiquid all investments in hedge funds, funds of hedge funds and UCITS funds.

Response: The requested change with respect to the initial 15% policy as described in the MST 485(a) Amendment has been made. The disclosure in the Fundamental Strategy Fund’s “Principal Investments Strategies” section has been revised as follows (new language denoted by underlining and deleted language denoted by ~~strikethrough~~):

“The Fund may invest up to ~~15~~10% of its ~~tota~~l net assets in unaffiliated hedge funds, funds of hedge funds and acquired funds that are Undertakings for Collective Investment in Transferable Securities (“UCITS”). A portion of the Fund’s positions in acquired funds (but no more than 15% of the Fund’s ~~total~~ net assets when taken together with any other illiquid assets held by the Fund) is expected to be illiquid (i.e., securities that the Fund would not be able to sell or dispose of in the ordinary course of business within seven calendar days).”

As to the Staff’s Request regarding liquidity determinations, the Registrant respectfully submits that it will not make any categorical ex ante determinations as to whether certain types of pooled vehicles are liquid or illiquid, but will instead apply the same standard it applied to assessing the liquidity of other securities: namely, whether the securities can be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the securities. In the case of UCITS funds, which subsume the European analogue to U.S. open-end registered investment companies, the Fundamental Strategy Fund anticipates determining that many such funds are liquid in that they price NAV daily and honor daily subscriptions and redemptions. In the case of funds of hedge funds, for instance, the Fundamental Strategy Fund may purchase such vehicles that are U.S. closed-end registered investment companies traded on a U.S. exchange, which the Fundamental Strategy Fund would anticipate being deemed liquid in most instances. Other similar determinations may be made on a case-by-case basis taking into account the characteristics of the security and the market.

16.	Comment: The Staff notes that the section titled “Principal Investments and Strategies” states that: “The portfolio generally consists of a core portion and an opportunistic portion which are managed as part of a single portfolio or strategy.” In light of this disclosure, please include additional disclosure to provide investors with further context for the intended allocation between the core and opportunistic components of the Fundamental Strategy Fund.

Response: The requested change has been made. The disclosure in the Fundamental Strategy Fund’s “Principal Investments Strategies” section has been revised as follows (new language denoted by underlining):

“The allocation of the Fund’s capital between the core and opportunistic components will vary, reflecting market circumstances and the manager’s ability to locate suitable investments for the two components. Such allocations may not be equal and an allocation to one component may be significantly larger than an allocation to the other component.”

17.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that: “The Fund may incur certain expenses with respect to securities sold short, including short sale fees and substitute dividend expense.” In light of this disclosure, please include any expected fees resulting from short sales in the Annual Fund Operating Expenses table.

Response: MST confirms that the Annual Fund Operating Expenses table for the Fundamental Strategy Fund has been prepared in a manner that includes any expected expenses associated with short selling, which are currently expected to be de minimis.

18.	Comment: Please add “IPO Risk” to the list of the Fundamental Strategy Fund’s principal risks.

Response: The requested change has been made.

19.	Comment: The Staff notes that the sub-section titled “Principal Risks” in the Fund Summary section states that fixed income securities may be speculative and decline in value due to changes in interest rates. Please disclose that increases in interest rates could cause a decline in value to the Fundamental Strategy Fund.

Response: The requested change has been made.

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Tandy Representation

On behalf of the Registrants, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrants will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

* * * * *

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Chetan Aras, Esq.

Maureen A. Meredith, Esq.